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                              June 27, 2022

       William Ralston
       Chief Executive Officer
       SinglePoint Inc.
       2999 North 44th Street Suite 530
       Phoenix, AZ

                                                        Re: SinglePoint Inc.
                                                            Post-Effective
Amendment to Form S-1
                                                            Filed June 8, 2022
                                                            File No. 333-259876

       Dear Mr. Ralston:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment to Form S-1 filed June 8, 2022

       Prospectus Summary, page 3

   1. Please clearly disclose in this section that you do not expect that your existing cash balances will be
sufficient to meet working capital and capital expenditure needs for the next twelve months.
Please disclose the dollar amount required to fund your operations for the next 12 months.
Please also disclose your accumulated deficit, and quantify your debt service
obligation. Please clearly state that you do not anticipate achieving profitable
                                                        operations and/or
adequate cash flows in the near term, and expect to finance operations through additional
debt. Please disclose the amount of debt that you anticipate incurring in the next 12 months
and clearly explain the risk to investors, including the dilutive effect. Please
similarly disclose the amount of debt you have incurred in the past three years, including the
total amount of the equity line financing agreements you entered into
 William Ralston
FirstName
SinglePointLastNameWilliam  Ralston
            Inc.
Comapany
June       NameSinglePoint Inc.
     27, 2022
June 27,
Page 2 2022 Page 2
FirstName LastName
         with GHS Investments LLC, as well as your entry into financing agreements with other investors, and the dilutive effect that this has had on your share price. Please disclose the total number of shares that may be issued pursuant to outstanding convertible securities, as well as shares that may be issued under any financing agreements. Please include similar disclosure, as applicable, in your related risk factors on page 7 ("We may choose to raise additional capital..."), page 8 ("Raising additional capital may cause dilution..."), page 11 ("We may, in the future, issue instruments..." and "The sale of our common stock to GHS..."). We note that these risk factors are generic and speak to the possibility that such events will occur in the future. Please revise them to reflect your current circumstances and financial situation, and give particular examples.

We are involved in claims or litigations that may result in adverse outcomes., page 7

2. We note your disclosure on page 7 that your are in litigation with a "former Manager" at
         Direct Solar America and that the litigation is still in its early stages. We also note your disclosure on page 23 documenting the litigation in the United States District Court for the
         District of Arizona. If the litigation described in this risk factor is the same as the litigation described on page 23, please update your risk factor to more clearly describe the current state of the litigation. In addition, please update your risk factor disclosure to describe the current and potential impacts of the litigation on your business. Please ensure your disclosure here and on page 23 include all disclosure required by Item 103 of Regulation
         S-K.
Selling Stockholder, page 13

3. We note your disclosure that, according to the selling stockholder table provided as of
         October 14, 2021, GHS Investments LLC owns 661,765 shares of common stock. Please revise to update your disclosure to the date of the prospectus, and include the information required by Item 507 of Regulation S-K. In this regard, we note your disclosure on page
         18 that you have issued shares of Class E Preferred Stock to GHS as of the date of the filing, as well as your issuance of shares under the September 16, 2021 equity financing agreement. Please update the selling stockholder table and revise throughout the registration statement to provide the amount of securities currently owned by GHS. Please also disclose any material relationship GHS has had with you during the past three years.


Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder
Matters
Market Information, page 24

4. Please reconcile your disclosure on the cover page regarding your common stock being currently available for quotation on the OTCQB Market with your disclosure on page 24 that the company is currently trading on the Pink Sheets.
 William Ralston
FirstName
SinglePointLastNameWilliam  Ralston
            Inc.
Comapany
June       NameSinglePoint Inc.
     27, 2022
June 27,
Page 3 2022 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 29

5. We note your disclosure on page 7 that your existing cash balances will not be sufficient to meet your working capital and capital expenditure needs for the next twelve months.
         Please disclose the minimum period of time that you will be able to conduct your planned operations using currently available resources. Please refer to
Section IV of SEC Release
         No. 33-8350. In addition, please tell us and revise this disclosure to show how you will obtain sufficient cash to meet the company's working capital needs over the next twelve months, fund your debt obligations due and repaid in 2022, and finance capital expenditures to continue to grow your business. Please refer to Item 303(b)(1) of
         Regulation S-K.
SinglePoint Inc. and Subsidiaries Consolidated Balance Sheets, page F-1

6. With regards to your acquisition of The Boston Solar Company LLC on April 21, 2022,
         tell us how you concluded you did not need to provide audited financial statements of the acquiree under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note you will need to provide audited financial statements of the acquiree as well as pro forma information pursuant to Rule 8-
         05 of Regulation S-X.
General

7. We note that the post-effective amendment indicates that it covers the resale of up to
         14,500,000 shares by GHS Investments LLC, which may be issued pursuant to the Equity
         Financing Agreement dated September 16, 2021, and that you "may draw on the facility from time to time." However, we note the disclosure on page F-40 that you have already issued, at a minimum, over 6 million shares pursuant to the Equity Financing Agreement, and that is only for the three months from January 1, 2022 to March 31, 2022. Please update the post-effective amendment throughout to reflect the number of shares already issued to GHS and the number of shares remaining on the registration statement. Please also disclose the price at which such shares were issued to GHS and whether GHS has resold all of the securities issued to it under the Equity Financing Agreement to date.

8. We note your disclosure on page II-2 that during the year ended December 31, 2020 you issued 320 million shares of common stock to GHS at a price of $0.0025 per share pursuant to the Equity Financing Agreement entered into in April 2020. Please revise your disclosure to include all sales of unregistered securities during the past three years, including the date of sale, the name of the persons to whom the securities were sold, the amount sold, and the offering price, as required by Item 701 of Regulation S-K. Please also tell us why the shares of common stock issued under the April 2020 Equity Financing
         Agreement were sold at a price of $0.0025 given that the purchase price was defined as
         80% of the market price.
 William Ralston
SinglePoint Inc.
June 27, 2022
Page 4
9. Please revise your disclosure in the appropriate places in your prospectus to discuss all past transactions with GHS and the impact of those transactions on the market price of the company's stock. Please include similar risk factor disclosure.
10. Please update your disclosure throughout to provide information as of the date of the registration statement, or the most recent practicable date, as applicable. As an example only, we note that much of the disclosure is provided only through December 31, 2021, such as the beneficial ownership disclosure on pages 35-36, and the market information on page 24.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any questions.



                                                           Sincerely,
FirstName LastNameWilliam Ralston
                                                           Division of
Corporation Finance
Comapany NameSinglePoint Inc.
                                                           Office of Trade &
Services
June 27, 2022 Page 4
cc:       Jeffrey M. Stein
FirstName LastName